SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 2, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
Corporate Taxpayer Registration: 76.535.764/0001-43
NIRE: 53 3 0000622 9
Publicly Traded Company

MATERIAL FACT

CREDIT OF INTEREST ON SHAREHOLDERS’ EQUITY

We hereby inform Brasil Telecom S.A.’s (“Company”) shareholders that the Company’s Executive Management deliberated, following a delegation from the Board of Directors specified on a meeting held on December 12th, 2003, the credit of Interest on Shareholders’Equity in the amount of R$238,100,000.00 (two hundred thirty-eight million and one hundred thousand reais), which corresponds to a gross amount of R$0.441377628 per one thousand shares and an amount net of income tax of R$0.375170984 per one thousand common and preferred shares, as pursuant to Article 9 of Law 9,249 of December 26th, 1995 and to Comissão de Valores Mobiliários’ Deliberation 207/96.

Eventual changes in the amount that will be paid per one thousand shares may occur as pursuant to Article 16 of Comissão de Valores Mobiliários’ Instruction 10, issued on February 14th, 1980, considering that, the Board of Directors approved a shares buyback program, on a meeting held on August 5th, 2003.

I – Income Tax Withheld: Income tax of 15% will be withheld from the amount of credit of Interest on Shareholders’ Equity, except for those shareholders proven to have fiscal exemption or differentiated taxation.

II – Date of the Credit in the Books of the Company: January 30th, 2004.

III – Date of Trading “ex-Interest on Shareholders Equity”: As of February 12th, 2004, the Company’s shares will trade “Ex-Interest on Shareholders’ Equity”, considering the shares deposited on February 11th, 2004.

IV – Information on the Payment and Credit of Dividends: Interest on Shareholders’ Equity may be credited to dividends relative to fiscal year 2004 and is subject to the approval of the 2005 Ordinary General Shareholders’ Meeting, which will indicate the date of the payment.

V – Proof of Tax Exemption or Differentiated Taxation: Shareholders exempted from income tax or differentiated taxation, according to the Brazilian tax legislation, shall prove such condition to the Custodian Bank – Banco Bradesco S.A., Departamento de Ações e Custódia, Prédio Amarelo, 2° Andar, Cidade de Deus, Vila Yara – Zip Code 06.029-900 – Osasco – SP – Brazil, until February 20th, 2004.

Brazil, Brasília, February 2nd, 2004.

Carla Cico
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer